Exhibit 4.2

FLORIDA GAMING CORPORATION

AMENDED CERTIFICATE OF DESIGNATION

Florida Gaming Corporation, a Delaware corporation (the “Corporation”), certifies that:

Pursuant to the provisions of the Restated Certificate of Incorporation and Section 151(g) of the General Corporation Law of Delaware, the following resolutions were duly adopted by the Board of Directors of the Corporation at a meeting held on January 10, 2001:

WHEREAS, by resolutions duly adopted by the Board of Directors of the Corporation and duly filed with the Delaware Secretary of State on March 31, 1997, the Board of Directors established a series of Preferred Stock designated as Series E Convertible Preferred Stock consisting of 2,000 shares (the “Series E Preferred Stock”); and

WHEREAS, the Certificate of Designation for the Series E Preferred Stock provides that if any shares of Series E Preferred Stock are redeemed or converted or otherwise reacquired, the shares so redeemed, converted or reacquired shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series E Preferred Stock;

WHEREAS, the Corporation issued and subsequently reacquired 1,950 shares of Series E Preferred Stock, leaving 50 shares of preferred stock designated as Series E Preferred Stock, none of which have ever been issued or outstanding; and

WHEREAS, the Board of Directors desires to amend the Certificate of Designation to delete the provision in the Cerificate of Designation requiring the automatic conversion of the shares of Series E Preferred Stock into shares of common stock and to increase the number of shares of preferred stock designated as Series E Preferred Stock to 300 shares.

NOW, THEREFORE, be it

RESOLVED, that the 1,950 shares of preferred stock previously designated as Series E Preferred Stock are returned to the status of authorized and unissued Preferred Stock, without designation; and, be it further

RESOLVED, that Paragraph 4(b) of the Certificate of Designation is deleted in its entirety; and, be it further

RESOLVED, that the number of shares of preferred stock designated as Series E Preferred Stock are increased from 50 shares to 300 shares.

IN WITNESS WHEREOF, said Florida Gaming Corporation has caused this Certificate to be duly executed by its Chairman and Chief Executive Officer this 11th day of January, 2001.

FLORIDA GAMING CORPORATION

By:	/s/ W. Bennett Collett
W. Bennett Collett, President and Chief Executive Officer